Exhibit 99.1
INVITATION TO THE
21st ANNUAL GENERAL MEETING OF SHAREHOLDERS
TUESDAY, JUNE 3, 2008
SAP ARENA, MANNHEIM
THE BEST-RUN BUSINESS RUN SAPTM

SAP AG®
of Walldorf, Germany
Securities Identification Number (Wertpapierkennnummer): 716 460
ISIN: DE 000 7 164 600
The shareholders in our Company are hereby invited to attend the twenty-first annual general meeting of shareholders at
SAP Arena,
Xaver-Fuhr-Str. 150,
68163 Mannheim, Germany,
on Tuesday, June 3, 2008, at 10:00 a.m.

Contents

1. Presentation of the adopted annual financial statements and the approved group financial statements, the management report and the group management report including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and 315 (4) of the German Commercial Code (Handelsgesetzbuch), and the Supervisory Board’s report for the fiscal year 2007

2. Resolution on the appropriation of the retained earnings of the fiscal year 2007	page 4

3. Resolution on the formal approval of the acts of the Executive Board in the fiscal year 2007	page 5

4. Resolution on the formal approval of the acts of the Supervisory Board in the fiscal year 2007	page 5

5. Appointment of the auditor of the financial statements and group financial statements for the fiscal year 2008	page 5

6. Election to the Supervisory Board	page 5

7. Resolutions on authorizations to acquire and use treasury shares pursuant to Section 71 (1) no. 8 of the German Stock Corporation Act (Aktiengesetz; AktG), with possible exclusion of the shareholders’ subscription rights and a potential right to offer shares page 6

8. Resolution on the authorization to use equity derivatives in connection with the acquisition of treasury shares	page 12

9. Resolutions on the amendment of Section 4 of the Articles of Incorporation due to the expiry of Authorized Capital III and the amendment of Section 23 of the Articles of Incorporation to reflect Section 175 (2) AktG as amended by the German Act on Electronic Commercial and Co-operative Registers and the Company Register (Gesetz über elektronische Handelsregister und Genossenschaftsregister sowie das Unternehmensregister; EHUG)

Reports of the Executive Board concerning Items 7 and 8 on the agenda	page 16

AGENDA
1.	Presentation of the adopted annual financial statements and the approved group financial statements, the management report and the group management report including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and 315 (4) of the German Commercial Code and the Supervisory Board’s report for the fiscal year 2007

These documents, and the Executive Board proposal for the appropriation of retained earnings, are available for inspection at the offices of SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and can be viewed on the Internet at www.sap.com/agm. They are also available for inspection at the general meeting of shareholders. A copy of the above documents will be sent to any shareholder upon request without delay and free of charge.

2.	Resolution on the appropriation of the retained earnings of the fiscal year 2007

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The retained earnings for the fiscal year 2007, reported in the annual financial statements, in the amount of € 1,582,667,897.40 are to be appropriated as follows:

–	Payment of a dividend in the amount of € 0,50 per no-par value share	= € 596,100,613.00
–	and carry-forward of the remainder to new account	= € 986,567,284.40
The dividend amount and the remainder to be carried forward to new account set out in the above resolution proposal are based on a capital stock carrying dividend rights of € 1,192,201,226.00, divided into 1,192,201,226 no-par value shares, as at the date of preparation of the annual financial statements (March 18, 2008).

The number of shares carrying dividend rights may have changed by the time the resolution on the appropriation of retained earnings is passed. If this is the case, the resolution proposal will be adjusted accordingly and presented at the general meeting of shareholders, and an unchanged dividend of € 0.50 will be made per no-par value share. Such adjustment will be made as follows: Where the number of shares carrying dividend rights, and thus the total dividend amount, decreases, the amount to be carried forward to new account will be raised accordingly. Where the number of shares carrying dividend rights, and thus the total dividend amount, increases, the amount to be carried forward to new account will be reduced accordingly.

Payment of the dividend will be effected promptly after the general meeting of shareholders and is expected to take place on or after June 4, 2008.

3.	Resolution on the formal approval of the acts of the Executive Board in the fiscal year 2007

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board holding office in the fiscal year 2007 be formally approved for that period.

4.	Resolution on the formal approval of the acts of the Supervisory Board in the fiscal year 2007

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board holding office in the fiscal year 2007 be formally approved for that period.

5.	Appointment of the auditor of the financial statements and group financial statements for the fiscal year 2008

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft of Berlin, Germany, be appointed auditor of the financial statements and group financial statements for the fiscal year 2008.

6.	Election to the Supervisory Board

Prof. Dr Dr h.c. mult. August-Wilhelm Scheer has resigned as a member of the Supervisory Board with effect from April 3, 2008. In view of the takeover of Business Objects and its integration into the SAP group, Mr Bernard Liautaud, the founder of Business Objects, is to be elected to succeed Prof. Dr Dr h.c. mult. Scheer as a member of the Supervisory Board. Mr Bernard Liautaud, the founder of Business Objects, was Chief Executive Officer (Directeur Général) until September 2005 as well as Chairman of the Board (Président du Conseil d’administration) and Chief Strategy Officer of Business Objects until January 2008. In line with Section 10 paragraph 4 sentence 1 of the Articles of Incorporation, Mr Liautaud’s term of office will correspond to the remaining term of office of the member resigning from the Supervisory Board, i.e. it will run until the close of the general meeting of shareholders resolving on the formal approval of the acts of the Supervisory Board in the fiscal year 2011.

In accordance with Sections 96 (1), 101(1) AktG in conjunction with Section 7 (1) sentence 1 no. 2 of the German Co-determination Act (Mitbestimmungsgesetz) of 1976 and Section 10 paragraph 1 of the Articles of Incorporation, the Supervisory Board

is comprised of eight representatives of each the shareholders and the employees. The general meeting of shareholders is not restricted to the nominees when electing shareholder representatives.

The Supervisory Board proposes that Mr Bernard Liautaud, resident in London, United Kingdom, self-employed business consultant, be elected to the Supervisory Board as shareholder representative and successor to Prof. Dr Dr h.c. mult. August-Wilhelm Scheer for the remaining term of office of the latter.

Information required under Section 125 (1) sentence 3 AktG

Information required under Section 125 (1) sentence 3 AktG (Aufsichtsräte) required by law nor a member of similar domestic or foreign supervisory bodies.

7.	Resolutions on authorizations to acquire and use treasury shares pursuant to Section 71 (1) no. 8 AktG, with possible exclusion of the shareholders’ subscription rights and the potential right to offer shares
a)	By March 18, 2008 (date of preparation of the annual financial statements), the authorization granted by the general meeting of shareholders of May 10, 2007 regarding the acquisition of treasury shares had been exercised by way of the acquisition of 23,952,442 treasury shares. Following said acquisition, the Company, as at March 18, 2008, held 54,384,158 treasury shares. Since the authorization for acquisition granted on May 10, 2007 will expire on October 31, 2008, it is proposed that, to the extent not yet exercised, it be revoked and replaced by the new authorization as proposed below.

The Executive Board and the Supervisory Board therefore propose that the following resolution be adopted:
aa)	The authorization granted on May 10, 2007 concerning the acquisition of treasury shares, to the extent not yet exercised, is revoked once the following acquisition authorization takes effect:

bb)	The Executive Board is authorized to acquire, on or before November 30, 2009, shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 120 million in aggregate, with the proviso that the shares purchased by virtue of this authorization, together with any other shares which were previously acquired and are still held by the Company or which are attributable to the Company pursuant to Section 71 d and Section 71 e AktG, at no time account for more than 10% of the Company’s capital stock. This authorization may be exercised in whole or in part. For the term of the authorization, the acquisition may be effected in partial tranches on different acquisition dates up to the maximum acquisition volume. The acquisition may also be effected by any dependent group company of SAP AG within the meaning of Section 17 AktG or by any third party on behalf of such dependent group company or SAP AG.

The acquisition is subject to compliance with the principle of equal treatment (Gleichbehandlungsgrundsatz) within the meaning of Section 53 a AktG (except where otherwise required due to special circumstances in connection with the potential use of equity derivatives under an authorization resolved by the general meeting of shareholders of June 3, 2008 under Item 8 on the agenda) and will be effected either on the stock exchange or by way of a public purchase offer to all shareholders, as the Executive Board deems fit.
(1)	In the event that the acquisition is effected on the stock exchange, the purchase price for the acquisition of one share (exclusive of any ancillary costs) must not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days preceding the date of acquisition, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system), by more than 10% or fall below said price by more than 20%.

(2)	In the event that the acquisition is effected by way of a public purchase offer to all shareholders, the offering price per share or the upper and lower limits of the range of purchase prices offered (exclusive of any ancillary costs) must not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange in the period from the ninth to the fifth trading day prior to the launching of the public purchase offer, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the public purchase offer, by more than 20% or fall below said price by more than 20%. The volume of the purchase offer may be subject to an upper limit. If the total number of shares offered for sale exceeds this limit, acquisition may be performed according to the proportion of offered shares (proportion offered); moreover, orders pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment, and the number of shares may be rounded according to commercial principles, in order to avoid fractional shares. Any further right of the shareholders to offer shares is excluded in this instance.
Where the acquisition of treasury shares is effected using equity derivatives under an authorization granted by the general meeting of shareholders of June 3, 2008 under Item 8 on the agenda, the shareholders will have a right to offer their SAP shares only to such extent as SAP AG or any of its dependent group companies (abhängiges Konzernunternehmen) within the meaning of Section 17 AktG or a third party acting for the account of SAP AG or any of its dependent group companies is obliged to take delivery of such shares under option contracts. Any further right to offer is excluded in this instance.

cc)	The Executive Board is authorized to resell on the stock exchange any treasury shares acquired by virtue of the above acquisition authorization in compliance with the principle of equal treatment within the meaning of Section 53 a AktG.

dd)	The Executive Board is authorized to offer treasury shares acquired by virtue of the above acquisition authorization to the shareholders by way of an offer to all shareholders by maintaining the shareholders’ subscription rights and in compliance with the principle of equal treatment within the meaning of Section 53 a AktG.

ee)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to sell treasury shares acquired by virtue of the above acquisition authorization other than on the stock exchange or by way of an offer for sale to all shareholders, provided that the shares are sold against payment in cash at a price which is not substantially below the average stock exchange price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system); the total scope of this authorization is limited to the lower of 10% of the Company’s capital stock existing at the time of adoption of the resolution by the general meeting of shareholders of June 3, 2008 or 10% of the Company’s capital stock existing at the time of the sale of the shares. The authorized volume is to be reduced by the pro rata amount of capital stock represented by shares or to which option and/or conversion rights under bonds that were issued or disposed of, with the exclusion of subscription rights, on or after June 3, 2008 as a result of the direct, appropriate or mutatis mutandis application of Section 186 (3) sentence 4 AktG, relate.

ff)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to sell treasury shares acquired by virtue of the above acquisition authorization to BEE Owned Companies within the meaning of Schedule 1 of the Codes of Good Practice on Broad-Based Black Economic Empowerment (Notice 112 of 2007, Government Gazette of the Republic of South Africa of February 9, 2007, Vol. 500, No. 29617) (the BEE Codes) against payment in cash in order to maintain or improve the BEE status of Systems Applications Products (South Africa) (Proprietary) Limited of Johannesburg within the meaning of Statement 000, Code Series 000 of the BEE Codes. This authorization may be exercised only if BEE Owned Companies purchase the shares in accordance with the requirements set out in the Broad-Based Black Economic Empowerment Act (Act No. 53 of 2003, Government Gazette of the Republic of South Africa of January 9, 2004, Vol. 463, No. 25899) and the BEE Codes based thereon and undertake to hold the shares for a minimum period of five years. This authorization is limited to a volume of shares in the Company representing a pro rata amount of capital stock of up to € 1.5 million in aggregate. The authorized volume will be reduced by the pro rata amount of capital stock represented by shares that have been sold to BEE Owned Companies since 3 June 2008 by virtue of the authorization pursuant to subsection gg) below.

gg)	The Executive Board is authorized, with the consent of the Supervisory Board, to grant treasury shares acquired by virtue of the above acquisition authorization as consideration in connection with the acquisition of shares in Systems Applications Products (South Africa) (Proprietary) Limited of Johannesburg by SAP AG or by affiliated group companies (konzernverbundene Unternehmen) within the meaning of Section 15 AktG, provided that the purchasers of the shares undertake vis-à-vis SAP AG to hold the shares for a minimum period of five years. This authorization is limited to a volume of shares in the Company representing a pro rata amount of capital stock of up to € 1.5 million in aggregate. The authorized volume will be reduced by the pro rata amount of capital stock represented by shares that have been sold to BEE Owned Companies since 3 June 2008 by virtue of the authorization pursuant to subsection ff) above.

hh)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to grant treasury shares acquired by virtue of the above authorization to third parties as consideration in connection with the acquisition of enterprises or any parts thereof or interests therein.

ii)	The Executive Board is authorized to redeem treasury shares acquired by virtue of the above acquisition authorization without such redemption or the implementation thereof requiring a further resolution of the general meeting of shareholders. Said redemption will lead to a capital reduction. In derogation of the above, the Executive Board may resolve that the capital stock remain unaffected by such redemption and that the redemption of shares instead lead to an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG. In such event, the Executive Board is authorized to adjust the figure stated in the Articles of Incorporation.

jj)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired by virtue of the above acquisition authorization for the purpose of servicing subscription rights issued under the SAP Stock Option Plan 2002 by virtue of the authorization of the general meeting of shareholders of May 3, 2002 and to transfer such shares to the respective holders of such rights in accordance with the terms and conditions determined in the resolution on Item 11 on the agenda of the general meeting of shareholders of May 3, 2002. In this context, the pro rata amount of capital stock represented by the treasury shares transferred by virtue of said authorization, plus any treasury shares previously transferred by virtue of the authorization set out in subsection kk) below, plus any shares issued on or after June 3, 2008 from contingent capital to service subscription rights within the meaning of Section 192 (2) no. 3 AktG must not exceed 10% of the capital stock existing at the time of adoption of the resolution by the general meeting of shareholders of June 3, 2008. Where such treasury shares are to be transferred to holders of subscription rights who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board.

The key features of the SAP Stock Option Plan 2002 are set out in the authorizing resolution adopted by the general meeting of shareholders of May 3, 2002, which is available for inspection at the commercial register of Mannheim as part of the notarial record of said general meeting of shareholders. The contents of the authorizing resolution on the establishment of the SAP Stock Option Plan 2002 are further set out in the invitation to the annual general meeting of shareholders of May 3, 2002, which was published in the German Federal Gazette (Bundesanzeiger) dated March 22, 2002.

kk)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to also use treasury shares acquired by virtue of the above acquisition authorization for the purpose of servicing conversion rights under any convertible bonds or subscription rights under any stock options issued under the SAP AG 2000 Long Term Incentive Plan by virtue of the authorization of the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the general meeting of shareholders of May 3, 2001, and to transfer such treasury shares to the respective holders of the conversion or subscription rights in accordance with the terms and conditions determined in the above-mentioned resolutions passed by the general meeting of shareholders. In this context, the pro rata amount of capital stock represented by the treasury shares transferred by virtue of said authorization, plus any treasury shares previously transferred by virtue of the authorization set out in subsection jj) above, plus any shares issued on or after June 3, 2008 from contingent capital to service subscription rights within the meaning of Section 192 (2) no. 3 AktG must not exceed 10% of the capital stock existing at the time of adoption of the resolution by the general meeting of shareholders of June 3, 2008. Where such treasury shares are to be transferred to holders of conversion and subscription rights who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board.

The key features of the SAP AG 2000 Long Term Incentive Plan are set out in the authorizing resolution adopted by the general meeting of shareholders of January 18, 2000 and the supplementing and adjusting resolutions adopted by the general meeting of shareholders of May 3, 2001, which are available for inspection at the commercial register of Mannheim as part of the notarial records of said general meetings of shareholders. The contents of the authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan are further set out in the invitation to the extraordinary general meeting of shareholders of

January 18, 2000, which was published in the German Federal Gazette dated December 9, 1999, and the contents of the supplementing and adjusting resolutions are set out in the invitation to the annual general meeting of shareholders of May 3, 2001, which was published in the German Federal Gazette dated March 23, 2001.

ll)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired by virtue of the above acquisition authorization for the purpose of servicing conversion and/ or option rights under convertible or warrant-linked bonds issued by the Company by virtue of the authorizations granted by the resolutions relating to Item 11 on the agenda of the general meeting of shareholders of May 9, 2006, subsections a) and b), and to transfer them to the holders of such conversion and/or subscription rights in accordance with the relevant conditions defined in the aforementioned general meeting resolutions.

The key features of such convertible and/or warrant-linked bonds are set out in the authorizing resolutions of the general meeting of May 9, 2006, which are available for inspection at the commercial register of Mannheim as part of the notarial records of said general meeting of shareholders. The contents of these authorizing resolutions are further set out in the invitation to the annual general meeting of shareholders of May 9, 2006, which was published in the German Federal Gazette dated March 30, 2006.

mm)	The shareholders’ subscription rights are excluded to the extent that the Executive Board sells the shares on the stock exchange in accordance with subsection cc) or uses them for the purposes set out in subsections ee), ff), gg), hh), jj), kk) or ll) above. The shareholders’ subscription rights are further excluded to the extent that the Supervisory Board transfers the shares pursuant to subsections jj) or kk) above to the holders of conversion and/or subscription rights who are members of SAP AG’s Executive Board. In addition, subject to the consent of the Supervisory Board, the Executive Board, in the event of a sale of treasury shares in connection with an offer for sale to the Company’s shareholders in accordance with subsection dd), may exclude the shareholders’ subscription rights in respect of fractional shares.

nn)	The authorizations for using treasury shares set out above may be exercised once or several times, in whole or in part and in respect of a specific portion of acquired treasury shares. The authorizations of May 10, 2007 for use of acquired treasury shares remain unaffected by the cancellation pursuant to subsection aa) of the acquisition authorization resolved by the general meeting of shareholders of May 10, 2007.
b)	It is intended to also permit the use of existing treasury shares for the purposes set out in subsections ff) and gg) of the resolution proposed under Item 7 subsection a) on the agenda.

The Executive Board and the Supervisory Board therefore propose that the following further resolution be adopted:

The authorizations to use treasury shares for the purposes set out in subsections ff) and gg) of the authorization resolved pursuant to Item 7 subsection a) on the agenda of the general meeting of shareholders of June 3, 2008 also apply to treasury shares previously acquired by the Company by virtue of earlier authorizations by the general meeting of shareholders. The shareholders’ subscription rights shall be excluded with regard to these shares. This authorization for using treasury shares may be exercised once or several times, separately or jointly and in respect of a specific portion of the treasury shares acquired prior to the general meeting of June 3, 2008.
8.	Resolution on the authorization to use equity derivatives in connection with the acquisition of treasury shares

Under Item 7 section a) on the agenda of the general meeting of shareholders of June 3, 2008, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 120 million in aggregate. It is proposed that the Executive Board be additionally authorized to use, in connection with the repurchase of treasury shares, equity derivatives in the form of put or call options on shares in the Company.

Therefore, the Executive Board and the Supervisory Board propose that the following resolution be adopted:
a)	The repurchase of treasury shares by the Company or any dependent group company of SAP AG within the meaning of Section 17 AktG or any third party acting on behalf or for the account of the Company or such dependent group company (hereinafter, “SAP”) by virtue of the authorization resolved by the general meeting of shareholders of June 3, 2008 under Item 7 section a) on the agenda may also be effected, in accordance with the terms set out in subsections b) to e) below, using equity derivatives in the form of put or call options (or a combination of put and call options) on shares in the Company. For such purpose, either (aa) put or call option contracts (or a combination thereof) may be concluded at close-to-market terms with a financial institution with the proviso that such financial institution, upon the exercise of the options, only delivers shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange, or (bb) put options may be sold on the stock exchange at close-to-market terms, or (cc) the conclusion of put or call option contracts (or a combination thereof) may be publicly offered to all shareholders or put option contracts may be concluded with a credit institution or an undertaking within the meaning of Section 53 (1) sentence 1 or Section 53 b (1) sentence 1 or (7) of the German Banking Act

(Kreditwesengesetz; KWG) (hereinafter, the “Issuing Company”) subject to the obligation to offer the put options to the shareholders for subscription. In the event that, in the case of subsection cc) above, the offer is oversubscribed, the Company may conclude option contracts or the Issuing Company sell put options in accordance with the demand among shareholders for conclusion of option contracts or put options; it is also possible for orders relating to the conclusion of such option contracts or the sale of such put options and pertaining to limited numbers of shares (options in respect of up to 100 shares per shareholder) to be given preferential treatment, and a rounding rule according to commercial principles to be applied in order to avoid option rights relating to fractional shares.

b)	The use of put or call options (or a combination thereof) in connection with the repurchase of treasury shares is subject to the consent of the Supervisory Board. Such consent is not required to relate to individual option contracts. It may be granted generally, i.e. in relation to a specific term or a specific volume.

c)	The term of the put options used in connection with the acquisition of treasury shares must not exceed one year; the final exercise date must be a date which will guarantee that delivery of the shares can be effected prior to December 1, 2009. Call options must not be exercised for the purpose of acquiring treasury shares any later than on a date which will guarantee that delivery of the shares can be effected prior to December 1, 2009 unless an additional authorization is granted by a subsequent general meeting of shareholders.

d)	The permissible purchase price (exclusive of ancillary costs) for the acquisition of shares by SAP upon the exercise of the option (hereinafter, the “Exercise Price”) shall be determined as follows:
aa)	In the event that the acquisition of the shares is effected by way of an option contract with a financial institution with the proviso that the relevant financial institution, upon the exercise of the options, only delivers shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange, the Exercise Price per share (with or without taking into account the option premium received or paid, as the case may be) must not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days preceding the conclusion of the relevant option contract, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system), by more than 10% or fall below said price by more than 20%.

bb)	In the event that put options are sold on the stock exchange, the Exercise Price per share (with or without taking into account the option premium received) must not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days preceding the sale of the relevant option on the stock exchange, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system), by more than 10% or fall below said price by more than 20%.

cc)	In the event that the conclusion of put or call option contracts (or a combination thereof) is publicly offered to all shareholders or if put option contracts are concluded with an Issuing Company subject to the obligation to offer such options to the shareholders for subscription, the Exercise Price per share (with or without taking into account the option premium received or paid, as the case may be) must not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange in the period from the ninth to the fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, as applicable, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, as applicable, by no more than 20% or fall below said price by more than 20%.
e)	In the event that options are used for the purpose of acquiring treasury shares pursuant to subsections a) aa) and d) aa), the shareholders shall have no claim as to the conclusion of any such option contracts between them and SAP AG. In addition, the shareholders shall have no claim as to the conclusion of option contracts pursuant to subsections a) cc) and d) cc) above to the extent that, with regard to the conclusion of option contracts, any orders pertaining to a limited number of shares will be given preferential treatment and a rounding rule according to commercial principles will be applied in order to avoid option rights relating to fractional shares. Where options are sold on the stock exchange pursuant to subsections a) bb) and d) bb) above, the principle of equal treatment is complied with. Upon the acquisition of treasury shares, to the extent that options are used for this purpose, the shareholders will have a right to offer their SAP shares only to such extent as SAP is obliged to take delivery of such shares under option contracts. Any further right to offer is hereby excluded. Where call options pursuant to subsections a) cc) and d) cc) above are used for the purchase of treasury shares, SAP must observe the principle of equal treatment when exercising the options.

9.	Resolutions on the amendment of Section 4 of the Articles of Incorporation due to the expiry of Authorized Capital III and the amendment of Section 23 of the Articles of Incorporation to reflect Section 175 (2) AktG as amended by the EHUG
a)	In Section 4 paragraph 11, the Articles of Incorporation provides for Authorized Capital III, under which the Executive Board is authorized to increase the capital stock by an aggregate amount of up to € 15 million against contributions in cash by issuing new no-par ordinary voting bearer shares. This authorization was not exercised. The authorization expired on May 1, 2007. Accordingly, Section 4 paragraph 11 of the Articles of Incorporation is to be deleted without replacement.

The Executive Board and the Supervisory Board therefore propose that the following resolution be adopted:

Section 4 paragraph 11 of the Articles of Incorporation is deleted without replacement

b)	According to Section 175 (2) AktG as amended by the German Act on Electronic Commercial and Co-operative Registers and the Company Register (EHUG) of November 10, 2006, the Company may refrain from displaying and mailing the documents specified in Section 175 (2) AktG prior to general meetings of shareholders, provided that such documents are instead made available on the Inter-net for the same period of time. This legislative change is also to be reflected in the Company’s Articles of Incorporation, which currently reflects Section 175 (2) AktG in its old form.

The Executive Board and the Supervisory Board therefore propose that the following resolution be adopted:

Section 23 paragraph 3 of the Articles of Incorporation is amended by adding a second sentence as follows:

“The obligations under the foregoing sentence shall not apply if the specified documents are made available on the Company’s website for the same period of time.”
***

Reports of the Executive Board concerning Items 7 and 8 on the agenda
Report of the Executive Board concerning Item 7 on the agenda
Under Item 7 section a) on the agenda of the general meeting of shareholders of June 3, 2008, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company and to either resell or redeem such shares without requiring a further resolution of the general meeting of shareholders. In addition, under Item 7 section b) on the agenda of the general meeting of shareholders of June 3, 2008, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to also use treasury shares previously acquired by the Company by virtue of earlier authorizations by the general meeting of shareholders for the purposes set out under Item 7 section a) subsections ff) and gg). Pursuant to Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders’ subscription rights in connection with the sale of treasury shares as well as the exclusion of a potential right to offer shares in connection with the acquisition of treasury shares, which report, constituting an integral part of the present invitation, is also available to the shareholders for inspection at the general meeting of shareholders and, as of the day of the calling of the general meeting of shareholders, at the offices of the Company. The report may also be viewed on the Internet at www.sap.com/agm and will be sent to any shareholder upon request:
1.	Acquisition of treasury shares and exclusion of a potential right to offer shares

Under Item 7 section a) on the agenda of the general meeting of shareholders of June 3, 2008, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company. Under such authorization, the Executive Board has the option to acquire, on or before November 30, 2009, shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 120 million in aggregate (i.e. 120 million shares, based on a pro rata amount of capital stock represented by one share of € 1.00). SAP AG’s dependent group companies within the meaning of Section 17 AktG or third parties acting for the account of SAP AG or its dependent group companies are also to be entitled to acquire treasury shares

The repurchase may (except where otherwise required due to special circumstances in connection with the potential use of equity derivatives under the authorization proposed to the general meeting of shareholders under Item 8 on the agenda) either be effected on the stock exchange or by way of a public purchase offer to all shareholders, as the Executive Board deems fit.

In the event that the acquisition is effected by way of a purchase offer to all shareholders, the principle of equal treatment, as in connection with the acquisition of shares on the stock exchange, is to be observed. Should the volume offered at the stipulated price exceed the number of shares requested by the Company, it should be possible for acquisition to be performed according to the percentage of shares offered for sale (proportion offered). Only where acquisition is performed on the basis of the proportion offered as opposed to the proportion held the acquisition process can be executed along economically sound lines. Moreover, it should be possible for orders pertaining to limited numbers of shares (up to one hundred offered shares per shareholder) to be given preferential treatment. This option serves to avoid small, generally uneconomic, residual amounts and any corresponding disadvantage for minor shareholders. It also serves to simplify the actual execution of the acquisition procedure. Provision should also be made for a rounding rule to be applied according to commercial principles in order to avoid fractional shares. Thus the acquisition ratio and/or the number of shares to be acquired from an individual shareholder exercising a right to offer may be rounded according to commercial principles in such a way as to ensure that only whole shares are acquired. The Executive Board and the Supervisory Board believe that the exclusion of any further right to offer shares is justified in view of the circumstances and reasonable from the shareholders’ perspective.

Where treasury shares are acquired using equity derivatives under the authorization proposed to the general meeting of shareholders under Item 8 on the agenda, the shareholders shall have a right to offer their SAP shares only to such extent as SAP AG or any of its dependent group companies within the meaning of Section 17 AktG or a third party acting for the account of SAP AG or any of its dependent group companies is obliged to take delivery of such shares under option contracts. Any further right to offer would render such repurchase of shares using equity derivatives impossible. The Executive Board has filed a separate report on the authorization proposed in Item 8 on the agenda, in particular on the reasons for using equity derivatives to repurchase shares (Report concerning Item 8 on the agenda), which also constitutes an integral part of the invitation and as such will also available to the shareholders for inspection at the general meeting of shareholders and, as of the day on which the general meeting of shareholders is publicly called, at the offices of the Company, as well as on the Internet at www.sap.com/ agm. The report will also be sent to shareholders upon request. Reference to this report is deemed made at this point.
2.	Use of acquired treasury shares and exclusion of subscription rights pursuant to the resolution proposal under Item 7 section a) on the agenda

Under the authorization proposed in Item 7 section a) on the agenda of the general meeting of shareholders of June 3, 2008, the Executive Board is to be authorized to sell the shares acquired pursuant to such authorization on the stock exchange or, by maintaining the shareholders’ subscription rights, to offer the shares to the shareholders for acquisition in connection with a public offer for sale. Where the Executive Board sells treasury shares on the stock exchange, shareholders shall have no subscription rights. Under Section 71 (1) no. 8 sentence 4 AktG, sale (or purchase) of treasury shares on the stock exchange is sufficient for the purposes of the principle of equal treatment within the meaning of Section 53a AktG.

It is proposed that the Executive Board be authorized to redeem the acquired treasury shares without requiring a further resolution of the general meeting of shareholders. In this regard, it is proposed that the Executive Board also be authorized to implement the redemption in accordance with Section 237 (3) no. 3 AktG without any changes to the capital stock. In such event, the redemption of shares is to lead to an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG.

The resolution proposal under Item 7 section a) on the agenda of the general meeting of shareholders of June 3, 2008 furthermore provides for the exclusion of the shareholders’ subscription rights in the case of the use of the repurchased treasury shares in the following cases:
a)	Sale against cash payment at a price not substantially below the stock exchange price

It is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to sell acquired treasury shares which account for up to 10% of the Company’s capital stock in aggregate other than on the stock exchange or by way of an offer to sell addressed to all shareholders against payment in cash at a price which is not substantially below the stock exchange price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) (subsection ee) of the resolution proposal under section a)) of the resolution proposal). The shareholders’ subscription rights are excluded in respect of these shares. The statutory basis of this so-called simplified exclusion of the shareholders’ subscription rights is Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (3) sentence 4 AktG. A possible deduction from the relevant stock exchange price will presumably not exceed 3%, and in no event 5%, of the stock exchange price.

The option to exclude the shareholders’ subscription rights is intended to place the Executive Board in a position to selectively place shares with financial investors in order to attain, by way of market-oriented pricing, a maximum amount realized and thus an optimized strengthening of the equity base. This will allow to obtain, due to the increased flexibility in implementing measures without delay, a higher inflow of funds in favor of the Company as compared to an offer for sale to all shareholders by maintaining the shareholders’ subscription rights. It is true that Section 186 (2) sentence 2 AktG now allows the subscription price to be published three days prior to the expiration of the subscription period at the latest. In light of the volatility in the stock markets, however, this still involves a market risk, in particular a price change risk, for several days, which may lead to the deduction of safety margins in connection with the determination of the selling price and, therefore, to conditions which are not close to market. In addition, if the Company granted subscription rights, it would not be in a position to react to favorable market conditions at short notice due to the length of the subscription period.

In order to comply with the limit applicable to the simplified exclusion of the shareholders’ subscription rights provided for in Section 186 (3) sentence 4 AktG of 10% of the capital stock, the authorization to dispose of acquired treasury shares subject to the simplified exclusion of the shareholders’ subscription rights is limited to shares representing a pro rata amount of the Company’s capital stock of 10%. For the purpose of calculating the 10% threshold, the lower of the amount of the capital stock existing at the time of adoption of the resolution concerning the authorization by the general meeting of shareholders of June 3, 2008 or the amount of the capital stock existing at the time of the exercise of the authorization is to be relevant. The resolution proposal also provides for a deduction clause, pursuant to which the authorized volume will be reduced to the extent that other authorizations concerning the simplified exclusion of the shareholders’ subscription rights are exercised from the date of the general meeting of shareholders. This is to ensure that the 10% threshold stipulated in Section 186 (3) sentence 4 AktG is observed, taking into account all authorizations providing for the option to exclude subscription rights in accordance with Section 186 (3) sentence 4 AktG.

In light of the stated reasons, the proposed authorization is in the interest of the Company and its shareholders. Since the selling price for treasury shares to be granted will have to be determined by reference to the stock exchange price and the scope of the authorization is limited, the interests of the shareholders are, in the opinion of the Executive Board, adequately protected. In addition, the shareholders intending to maintain their participation ratios have the option to acquire the required number of shares on the stock exchange.

b)	Sale to BEE Owned Companies against cash payment

It is further proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to sell acquired treasury shares to BEE Owned Companies within the meaning of Schedule 1 of the Codes of Good Practice on Broad-Based Black Economic Empowerment (Notice 112 of 2007, Government Gazette of the Republic of South Africa of February 9, 2007, Vol. 500, No. 29617) (the BEE Codes) against payment in cash and with the exclusion of the shareholders’ subscription rights in order to maintain or improve the BEE status of Systems Applications Products (South Africa) (Proprietary) Limited (SAP SA) within the meaning of Statement 000, Code Series 000 of the BEE Codes (subsection ff) of the resolution proposal under section a)). BEE Owned Companies are entities in which “black people” within the meaning of Section 1 of the Broad-Based Black Economic Empowerment Act (Act No. 53 of 2003, Government Gazette of the Republic of South Africa of January 9, 2004, Vol. 463, No. 25899) (the BEE Act 2003) read with Schedule 1 of the BEE Codes directly or indirectly hold a majority of shares and also a majority of voting rights.

On the African continent, the Company operates via its wholly-owned subsidiary Systems Applications Products (Africa) (Proprietary) Limited (SAP Africa) of Johannesburg, which in turn holds 89.5% of the shares in SAP SA of Johannesburg; the remaining 10.5% of shares are currently held by Minho Investments (Proprietary) Limited (Minho) of Johannesburg. SAP SA is the regional subsidiary for the Republic of South Africa. With 292 staff it generated sales equivalent to approximately € 94 million in the fiscal year 2007. SAP SA operates within the area of application of the BEE Act 2003 and the BEE Codes.

The aim of the BEE Act 2003 and the BEE Codes based thereon is to provide targeted support to the non-white population of the Republic of South Africa and to overcome more quickly the unequal distribution of economic wealth in the Republic of South Africa which is regarded as a result of years of Apartheid policy. The regulations set out in the BEE Act 2003 have been binding for the affected companies since January 9, 2004 and the BEE Codes based thereon since February 9, 2007. Since that time, a binding system for determining the BEE Rating has been applicable to all companies that operate in the South African market. By applying an assessment based on a list of various categories and sub-categories (the BEE Scorecard), a total score is determined for each company, which is decisive in determining the company’s status as a BEE Contributor. The BEE Rating is in particular applied in the evaluation of individual companies submitting bids in public tender procedures. The BEE Rating of a company is further adversely affected if its suppliers cannot demonstrate that they have been awarded a certain minimum status as BEE Contributor. In this manner, a knock-on effect is to be achieved which is to cover the entire value chain. Following a transition period of one year which ended at the beginning of March 2008, the BEE Codes now apply to all South African companies. This means that South African buyers of SAP products will in future also consider the status of SAP SA as a BEE Contributor in their purchasing decisions. According to its current BEE Rating, SAP SA merely has the status of a limited BEE Contributor. If the Company were simply to remain inactive in this regard, the BEE Rating of SAP SA would remain too low to allow SAP SA to compete successfully for attractive contracts awarded by government or government-owned companies and to avoid competitive disadvantages in the distribution of SAP software.

According to Statements 100 ff. of the BEE Codes, the “ownership” category is of particular significance for the BEE Rating. Minho currently holds a stake in SAP SA. Although Minho is an investment fund the shareholder structure of which has been designed such as to comply with the requirements of the BEE Act 2003 for the participation of “black people” within the meaning of the BEE Act 2003, a company will only score the maximum number of points in this category if BEE Owned Companies hold at least 25% of its share capital and are entitled to exercise at least 25% of the voting rights plus one vote in the South African subsidiary. Only once this participation ratio is achieved will SAP SA’s BEE Rating improve sufficiently to no longer entail competitive disadvantages in connection with bids for public contracts and to allow SAP SA to qualify as a preferred supplier of software.

Besides direct participation by BEE Owned Companies in the South African company, BEE legislation offers the following alternatives: (i) the sale of parts of SAP SA’s business or assets to “black people” or to BEE Owned Companies (Partial Business Divestiture), (ii) indirect participation of “black people” or BEE Owned Companies in the South African subsidiary via a direct participation in the non-South African ultimate group holding company the value of which corresponds to a 25% participation in the South African subsidiary and which at the same time allows “black people” to exercise a corresponding number of voting rights in the South African subsidiary (Offshore Equity Investment) or (iii) the establishment of an Equity Equivalent Program. The latter is a specific investment plan which supports some form of national development strategy in the Republic of South Africa or promotes some form of socio-economic advancement in South Africa. It must be approved by South Africa’s Department of Trade and Industry. Approval could, for example, be granted for an investment plan which is aimed at promoting skilled staff who are not employed by the company or small and medium-sized companies in the IT sector which are owned and managed by “black people”. One of the requirements for the recognition of such Equity Equivalent Programs is that uniform guidelines must be in place throughout the group which prohibit participations in subordinated group companies by third parties from outside the Company. The Executive Board and the Supervisory Board believe that in the present case an Offshore Equity Investment in SAP AG would be preferable. A Partial Business Divestiture would not be in line with SAP AG’s corporate strategy and would be hardly practicable, not least in view of the challenges that the separation of a part of SAP SA’s business from this entity would pose. A further increase in the participation of BEE Owned Companies in SAP SA would lead to a reduction of the annual dividends distributed by SAP SA to SAP Africa, which would be anything but insignificant, and possibly to a one-off tax burden on SAP Africa caused by the liquidation of hidden reserves that would take place in connection with a sale of its shares in SAP SA. Furthermore, the Company’s group strategy is generally aimed at holding a 100% interest in all of its subsidiaries. The Company will permit permanent participation by third parties only in countries where it is a regulatory requirement that another shareholder or partner be involved. The Executive Board and the Supervisory Board believe that an Equity Equivalent Program would entail not only high degree of uncertainty concerning compliance with the statutory requirements for recognition but also considerably higher aggregate costs than an Offshore Equity Investment in SAP AG. Furthermore, it is not clear at this stage whether market participants would honor such Equity Equivalent Programs to the same extent as direct or indirect participation in SAP SA. Also, the current participation of Minho in SAP SA would not count towards such an Equity Equivalent Program.

With the authorization pursuant to subsection ff) of the resolution proposal under Item 7 section a) on the agenda, the Company therefore wishes to enable direct participation by BEE Owned Companies in SAP AG in the context of the intended Offshore Equity Investment, and thereby to achieve a corresponding improvement of the BEE Rating of SAP SA. The resolution proposal provides for a minimum holding period for the SAP shares of five years, which is to serve as a basis for sustained and fair cooperation with a new BEE Owned Company. The Executive Board anticipates that this cooperation with the BEE Owned Company would not be limited to merely securing the economic status quo but that the potential business contacts of a suitable BEE Owned Company could also prove advantageous for the future development of SAP SA’s business. The Company will therefore select the BEE Owned Company with the utmost care; no decisions have yet been made in this regard. In light of the above, it is in the Company’s best interests to encourage direct participation by BEE Owned Companies in SAP AG in order to increase the score realized by SAP SA in the “ownership” category of its BEE scorecard and as a result to be awarded a better BEE Contributor status. Achieving participation by BEE Owned Companies in SAP AG would therefore be a suitable means to ensure, and potentially even to promote, the continued economic success of SAP SA. The proposed exclusion of subscription rights is necessary because there are no equivalent alternatives to direct participation by BEE Owned Companies in the Company. In comparison, any possible adverse effect on the shareholders’ interests would appear minor in view of the small volume of the participation to be granted.

The Executive Board will sell treasury shares on the best possible terms and — to the extent this is possible, taking into account the current market situation in the Republic of South Africa in the competition for the most suitable BEE Owned Company — against consideration in cash which is as close as possible to the market price. In this context, however, it would not be expedient to link the price for those shares rigidly to the market price as the terms that can be realized will depend on the prevailing market situation in the Republic of South Africa; in addition, results achieved in the negotiations concerning long-term cooperation should not be jeopardized by short-term fluctuations in the market price. On the whole, it is the Executive Board’s intention to attract a suitable BEE Owned Company as a shareholder of the Company while at the same time keeping the number of shares to be used for this purpose as low as possible. Basing its calculations on the value of a 25% participation in SAP SA, the Executive Board believes that no more than 1.5 million treasury shares will have to be granted. For this reason, the authorization is limited to a volume of shares in the Company representing a pro rata amount of capital stock of € 1.5 million, representing approximately 0.1% of the capital stock of the Company.

The resolution proposal further provides for a deduction clause under which the authorized volume will be reduced to the extent that, after the day of the general meeting of shareholders, treasury shares were sold by virtue of the authorization pursuant to subsection gg) of the resolution proposal under Item 7 section a) on the agenda. The Executive Board intends to only use treasury shares available under the authorizations pursuant to subsections ff) and gg) of the resolution proposal under Item 7 section a) on the agenda as consideration for the corresponding participation in SAP AG. Should the

Executive Board for this purpose be forced to rely on other authorizations relating to the use of treasury shares or the issue of new shares, it will ensure that no more than 1.5 million SAP shares will be issued or sold. This limitation of the authorization to approximately 0.1% of the capital stock will ensure that no significant dilution of the shareholding will occur. The proposed authorization is in the interests of the Company and its shareholders for the reasons set out above. It is suitable and necessary in order to enable the Company, via SAP SA, to operate as successfully as possible on the South African market. In the opinion of the Executive Board, the shareholders’ interests are therefore adequately protected.

c)	Sale in the context of the acquisition of shares in SAP SA

In addition, it is intended that the Executive Board be able, with a view to the BEE Rating of SAP SA, to also offer acquired treasury shares, with the consent of the Supervisory Board, as consideration in connection with the acquisition of shares in SAP SA by the Company or its affiliated group companies within the meaning of Section 15 AktG in line with the authorization pursuant to subsection gg) of the resolution proposal under Item 7 section a) on the agenda. The related shareholder subscription rights are to be excluded. The Company intends to offer treasury shares to SAP SA’s minority shareholder, currently Minho, as consideration for its contribution of the 10.5% participation in SAP SA. No specific negotiations have been commenced so far.

To purchase the 10.5% participation in SAP SA is in the best interests of the Company, as SAP SA will then be a wholly-owned group company and negative cash-flows (e.g. through dividend payments) to entities outside the group at the level of SAP SA will be eliminated. Group-wide accounting will also thus be simplified. By contrast, if shareholder subscription rights were granted, it would not be possible to purchase the 10.5% participation in SAP SA in return for consideration in the form of previously acquired treasury shares, and the associated benefits for the Company and the shareholders could thus not be generated. Furthermore, the authorization is limited to a volume of shares in the Company representing a pro rata amount of capital stock of € 1.5 million, representing approximately 0.1% of the capital stock of the Company.

The resolution proposal further provides for a deduction clause under which the authorized volume will be reduced to the extent that, after the day of the general meeting of shareholders, treasury shares are sold to BEE Owned Companies by virtue of the authorization pursuant to subsection ff) of the resolution proposal under Item 7 section a) on the agenda. The Executive Board intends to only use treasury shares available under the authorizations pursuant to subsections ff) and gg) of the resolution proposal under Item 7 section a) on the agenda as consideration for the participation in SAP AG. Should the Executive Board for this purpose be forced to rely on other authorizations relating to the use of treasury shares or the issue of new shares, it will ensure that no more than 1.5 million SAP shares will be issued or sold in aggregate. Any significant dilution of the value of the shares held by SAP share-

holders is thus precluded. When exercising this authorization, and in particular when determining the valuation ratios, the Executive Board will ensure that the shareholders’ interests are adequately protected. The Executive Board will be guided by the market price of SAP shares when assessing the value of the shares to be granted as consideration. In this context, however, it would not be expedient to link the price for those shares rigidly to the market price as the terms that can be realized will depend on the prevailing market situation in the Republic of South Africa; in addition, results achieved in the negotiations concerning long-term cooperation should not be jeopardized by short-term fluctuations in the market price. On the whole, it is the Executive Board’s intention to keep the number of treasury shares to be used for the acquisition of the shares in SAP SA as low as possible. The Executive Board will report on the details of the exercise of this authorization to the general meeting of shareholders following any acquisition where SAP shares are granted as consideration.

d)	Sale in the context of the acquisition of enterprises

It is further proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to transfer the acquired treasury shares to third parties as consideration in connection with the acquisition of any enterprises or any parts thereof or interests therein (subsection hh) of the resolution proposal under section a)). In this context, it is proposed that the shareholders’ subscription rights be equally excluded.

SAP AG has to cope with international competition. The Company must always be in a position to act promptly and flexibly in the national and international markets in the interest of its shareholders. This also includes the option to acquire any enterprises or parts thereof or interests therein with a view to enhancing the Company’s competitive position. In individual cases, the best possible way of implementing this option, in the interest of the shareholders and the Company, may consist in acquiring an enterprise or any parts thereof or interest therein by way of granting shares in the acquiring company. Practical experience shows that the shareholders of companies that are attractive in terms of an acquisition frequently request the delivery of shares in the acquiring company as consideration for the respective sale. In order to be in a position to acquire such companies as well, SAP AG must have the option to grant treasury shares by way of consideration.

The ability to grant SAP shares in this context is already provided for by means of the Authorized Capital II and IIa facilities in Section 4 of the Articles of Incorporation. In addition to this, however, the Company should also be able to offer shares as consideration for an acquisition without being forced to perform a capital increase, which is even more time-consuming, especially due to the fact that such increase must be entered in the commercial register, and would entail higher administrative cost.

If shareholders’ subscription rights were to be maintained, the acquisition of enterprises or any parts thereof or interests therein in return for the granting of acquired treasury shares would thus be impossible, rendering the associated benefits for the Company and its shareholders unattainable. The Company is currently not contemplating any specific acquisition in respect of which it intends to avail itself of this option. Should any specific opportunities with regard to the acquisition of an enterprise or any parts thereof or interest therein open up, the Executive Board will carefully assess whether or not to exercise the authorization concerning the granting of treasury shares. The Executive Board will do so only if it arrives at the conclusion that the acquisition of the relevant enterprise, part thereof or interest therein against the granting of SAP shares is in the best interest of the Company. The same applies with regard to the consent of the Supervisory Board, which is required under the resolution proposal. The Executive Board will report on the details in connection with the exercise of the authorization to the general meeting of shareholders following any acquisition against the granting of SAP shares.

e)	Servicing of conversion and subscription rights under the SAP AG 2000 Long Term Incentive Plan and the SAP Stock Option Plan 2002

Furthermore, it is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board be authorized to use acquired treasury shares for the purpose of servicing conversion and subscription rights under the SAP AG 2000 Long Term Incentive Plan and subscription rights under the SAP Stock Option Plan 2002 and to transfer these shares to the entitled persons in accordance with the terms stipulated in the relevant resolutions of the general meeting of shareholders, excluding the shareholders’ subscription rights in this regard (subsections jj) and kk) of the resolution proposal under section a)). The transfer of treasury shares for the purpose of servicing these subscription rights instead of using the contingent capital will in particular contribute to preventing any dilutive effects which might otherwise occur. Hence, the exclusion of the shareholders’ subscription rights is also in the interest of the existing shareholders.

The authorizing resolution on the establishment of the SAP Stock Option Plan 2002 adopted by the general meeting of shareholders of May 3, 2002 is available for inspection at the commercial register of Mannheim as part of the notarial records of said general meeting of shareholders. They are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.com/agm. They will further be available for inspection at the general meeting of shareholders. A copy will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP Stock Option Plan 2002 are further set out in the invitation to the annual general meeting of shareholders of May 3, 2002, which was published in the German Federal Gazette dated March 22, 2002.

The authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan adopted by the general meeting of shareholders of

January 18, 2000 as well as the supplementing and adjusting resolutions adopted by the general meeting of shareholders of May 3, 2001 are available for inspection at the commercial register of Mannheim as part of the notarial record of said general meetings of shareholders. They are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.com/agm. They will further be available for inspection at the general meeting of shareholders. Copies will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan are further set out in the invitation to the extraordinary general meeting of shareholders of January 18, 2000, which was published in the German Federal Gazette dated December 9, 1999, and the contents of the supplementing and adjusting resolutions are set out in the invitation to the annual general meeting of shareholders of May 3, 2001, which was published in the German Federal Gazette dated March 23, 2001.

f)	Servicing of conversion and/or option rights under convertible and/or warrant-linked bonds

It is also proposed that the Executive Board, subject to the consent of the Supervisory Board, be authorized to use treasury shares, with the exclusion of the shareholders’ subscription rights, for the purpose of servicing conversion and/or option rights under convertible and/or warrant-linked bonds issued by the Company under the authorizations granted under the resolutions relating to Item 11 on the agenda of the general meeting of shareholders of May 9, 2006, subsections a) and b), and to transfer such shares to the holders of the conversion and/or subscription rights in accordance with the relevant conditions defined in the aforementioned general meeting resolutions (subsection ll) of the resolution proposal under section a)). Transferring treasury shares to fulfill such subscription rights instead of utilizing the contingent capital can in particular counteract the otherwise dilutive effect of such a transaction. The exclusion of subscription rights is thus also in the shareholders’ interests.

The authorizing resolutions adopted by the general meeting of shareholders of May 9, 2006 are available for inspection at the commercial register of Mannheim as part of the notarial record of said general meeting of shareholders. They are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.com/agm. They will further be available for inspection at the general meeting of shareholders. Copies will be sent to shareholders upon request without delay and free of charge. Moreover, the content of such authorizing resolutions is taken from the invitation to the general meeting of shareholders of May 9, 2006, which was published in the electronic version of the German Federal Gazette on March 30, 2006.

g)	Exclusion of subscription rights in respect of fractional shares

Finally, it is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in respect of fractional shares in the event of a sale of treasury shares by way of an offer for sale to all of the Company’s shareholders (subsection mm) of the resolution proposal under section a)). The exclusion of the shareholders’ subscription rights in respect of fractional shares is required in order to ensure the technical implementation of the delivery of acquired treasury shares by way of an offer for sale to the shareholders. The fractions of shares excluded from the shareholders’ subscription rights will be realized either by sale on the stock exchange or in any other manner so as to best further the Company’s interests.
3.	Use of treasury shares and exclusion of subscription rights pursuant to the resolution proposal under Item 7 section b) on the agenda

Under the authorization proposed under Item 7 section b) on the agenda of the general meeting of June 3, 2008, the Executive Board is to be authorized to also use treasury shares previously acquired by the Company by virtue of earlier authorizations by the general meeting of shareholders for the purposes specified in subsections ff) and gg) of the resolution proposal under Item 7 section a) on the agenda of the general meeting of June 3, 2008. On March 18, 2008, the Company held 54,384,158 treasury shares. By permitting previously acquired treasury shares to also be used in the context of a sale to BEE Owned Companies or the acquisition of shares in SAP SA, this authorization is to enable the Company to perform a transaction with a suitable BEE Owned Company or to effect a corresponding acquisition of shares in SAP SA, if necessary, at short notice and irrespective of whether the Company has already purchased a sufficient number of treasury shares under the new authorization. As regards the reasons for a potential use of treasury shares for these purposes, reference is made to sections 2 b) and c) above.

4.	Final statement

Having considered all of the above circumstances, the Executive Board, together with the Supervisory Board and for the stated reasons, considers the exclusion of the shareholders’ subscription rights in the specified cases to be justified in view of the circumstances and reasonable for the shareholders, even when a potential dilutive effect is taken into account.

Report of the Executive Board concerning Item 8 on the agenda
Under Item 8 on the agenda of the general meeting of shareholders of June 3, 2008, the Executive Board and the Supervisory Board propose that the Executive Board be additionally authorized to use, in connection with the repurchase of treasury shares, equity derivatives in the form of put or call options (or a combination thereof) on shares in the Company. The Executive Board submits the present report for the purpose of setting forth the reasons for the use of equity derivatives in connection with the acquisition of treasury shares, which report, constituting an integral part of the present invitation, is also available to the shareholders for inspection at the general meeting of shareholders and, as of the day of the calling of the general meeting of shareholders, at the offices of the Company. The report may also be viewed on the Internet at www.sap.com/agm and will be sent to any shareholder upon request:
1.	Purpose of the authorization to use equity derivatives

Under Item 7 section a) on the agenda of the general meeting of shareholders of June 3, 2008, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 120 million in aggregate. In addition to said authorization, the Executive Board and the Supervisory Board, under Item 8 on the agenda of the general meeting of shareholders of June 3, 2008, propose that the Executive Board be authorized, subject to the consent of the Supervisory Board, which consent may be granted generally, i.e. in relation to a specific term or a specific volume, to use equity derivatives in the form of put and call options (or a combination thereof) in connection with the repurchase of treasury shares. This will enable the Company to make use of additional alternative opportunities so as to identify the optimized structure in respect of the repurchase of shares. The Executive Board intends to use put and call options (or a combination thereof) only in addition and as a supplement to traditional share repurchases and only to repurchase a minor portion of the total number of treasury shares to be acquired by means of such equity derivatives.

Under a put option, the writer is obligated to purchase a predetermined number of shares at a predetermined price (exercise price). In return, said writer receives an option premium. The exercise of the put option is financially reasonable for the relevant holder if the price of the subscribed share is below the exercise price, as the holder may then sell the shares to the writer at the higher exercise price.

When purchasing a call option, the purchaser, in return for the payment of an option premium, is granted the right to purchase a predetermined number of shares at a predetermined price (exercise price) from the writer of the option. The exercise of the call option is financially reasonable for the relevant holder if the price of the subscribed share is above the exercise price, since the holder may then purchase the shares from the writer at the lower exercise price.

The use of put and call options in connection with the repurchase of shares is intended to enable the Company to make use of lower share prices and to thus reduce the Company’s expenses.

Put options may be sold, for instance, if the Company, in the event of a low SAP share price, intends to repurchase treasury shares but is not certain as to the best time for repurchase, i.e. the point in time of the most favorable SAP share price. In such event, the Company may benefit from selling put options at an exercise price below the SAP share price at the time of the sale of the put option. In return for the obligation to purchase a predetermined number of treasury shares at a predetermined price (exercise price), the Company will receive an option premium. In addition to the collection of the option premium, the use of put options is also advantageous as, firstly, the repurchase (as opposed to instantaneous repurchase) will be made at a lower price level and, secondly, the purchase price will be due for payment upon the exercise of the option only, i.e. liquidity will drain with a time lag.

The following example may help illustrate this mechanism: Assuming that the SAP share price amounted to € 35 at the time of the sale of the put option, the exercise price of the put option was € 30 and the option premium payable was € 3 per put option, the following would apply: If, e.g., the price of the SAP share amounted to only € 25 after three months and the option was exercised accordingly, SAP AG would have to purchase the shares at € 30, which would result in an outflow of funds in the amount of € 27 (purchase price less option premium). As compared to an instantaneous purchase at the time the option is issued (€ 35), the amount saved in connection with the acquisition is € 8. Assuming that the price was € 40 after three months, the option would not be exercised and SAP AG would not have to purchase any shares; SAP AG, however, would collect the option premium of € 3. If, however, an acquisition of treasury shares is required, for instance for the purpose of servicing subscription rights under stock options by way of treasury shares instead of the issue of new shares from contingent capital, the Company would in this case have to purchase the shares at € 40.

Although the use of put options involves the risk of whether or not a repurchase is actually effected and, associated therewith, the risk that the Company, if necessary, will have to purchase the shares at a price which is above the stock exchange price at the time the put option is issued, the Executive Board, in agreement with the Supervisory Board, is convinced that the Company will benefit from being able to use put options as an instrument supplementing traditional share repurchases.

It is further proposed that the Executive Board be authorized to use call options in connection with the repurchase of shares. This may be reasonable, for instance, if the Company intends to service subscription rights under stock options by means of treasury shares instead of issuing new shares from contingent capital. For said purpose, the Company will be able to purchase a sufficient number of treasury shares when share prices are low. It may also, however, purchase call options in return for the payment of an option premium, and thus hedge against an upward movement in share prices. This may be expedient, in particular, if at any time during a period of favorable share prices, it is not yet foreseeable in what scope subscription rights will be exercised and treasury shares will be required for their servicing. The advantages of this mechanism do not only reside in liquidity draining upon the exercise of the call options by SAP AG only, but also in the fact that the Company will have to purchase only as many shares as will actually be required for the purpose of servicing subscription rights.

The resolution proposal also underlines the Executive Board’s intention to allow the use of combinations of put and call options in connection with share repurchases in order to be able to combine the benefits of both types of instruments.

2.	Equity derivatives available for use

In connection with the purchase of treasury shares, it is proposed that the Company or any dependent group company of SAP AG within the meaning of Section 17 AktG or any third party acting on behalf or for the account of the Company or such dependent group company (hereinafter together “SAP”) be enabled to conclude option contracts with a financial institution. This may be either in the form of a put option with SAP acting as the writer or the acquisition of a call option by SAP from a financial institution acting as the option writer. Combinations of both types of instruments may also be used. In all of these cases, the relevant financial institution, upon the exercise of the relevant option, may only deliver shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange. In the event that a put option contract is concluded with a financial institution, an obligation to such effect will have to be agreed as part of such contract. Upon the conclusion of a call option agreement, SAP may exercise the option only if it is ensured that the financial institution, upon the exercise of the relevant option, will only deliver shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange. The obligation of said financial institution to only deliver shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchanges is intended to ensure compliance with the principle of equal treatment of the shareholders as provided in Section 71 (1) no. 8 sentence 4 AktG.

In the event that the acquisition of the shares is effected by means of a put or call option contract (or a combination thereof) with a financial institution with the proviso that said financial institution, upon the exercise of the relevant option, will only deliver shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) on the Frankfurt Stock Exchange, the shareholders will have no claim under the resolution proposal as to the conclusion of such option contracts with SAP. This is aimed at enabling the Executive Board/Supervisory Board to selectively conclude option contracts with financial institutions so as to obtain, based on the use of “near-market” exercise prices and option premiums, the most favorable option conditions available. This will allow to obtain, due to the increased flexibility in implementing measures without delay, the utilization of favorable price developments at short notice and, thus, optimized conditions as compared to a public offer to all shareholders regarding the conclusion of option agreements. The proposed authorization expressly states that the option contracts must be concluded at close-to-market terms. This is to ensure that shareholders who are not party to such option contracts will suffer no, or at least no substantial, loss of value.

It is further proposed that the Company be enabled, for the purpose of acquiring treasury shares, to sell put options on the stock exchange. Any such option contracts will have to be concluded with a financial institution beforehand, which will introduce the option rights on a stock exchange after relevant certification. Thus, the principle of equal treatment as provided in Section 71 (1) no. 8 sentence 4 AktG will be complied with. The shareholders will be able to acquire the relevant put options on the stock exchange themselves. To provide for this case, the proposed authorization expressly states that the sale must be effected on the stock exchange at close-to-market terms so as to ensure that here, too, shareholders who are not party to such option contracts will suffer no, or at least no substantial, loss of value.

Moreover, it is proposed that the Company be enabled to publicly offer to all shareholders the conclusion of put option contracts or call option contracts or a combination thereof, as applicable. This alternative approach will offer all shareholders the option to offer their shares for sale to the Company at a predetermined price as agreed in the option agreement or to collect a call option premium, respectively. It is, however, also proposed to allow, in accordance with the provisions on indirect subscription rights laid down in Section 186 (5) AktG, to conclude put option contracts with an Issuing Company, i.e. a credit institution or an undertaking within the meaning of Section 53 (1) sentence 1 or Section 53 b (1) sentence 1 or (7) KWG subject to the obligation to offer such put options to the shareholders for subscription.

Should the shareholders request the conclusion of more option contracts with the Company than the Company wishes to conclude, or the purchase of more put options that the Issuing Company is in a position to sell, it should also be possible for option contracts to be concluded or put options sold in accordance with the demand among shareholders for conclusion of option contracts or for put options. Only where options contracts are concluded or put options sold on the basis of demand as opposed to the proportions held can the process be executed along economically sound lines. Moreover, it should be possible for options transactions or put options pertaining to limited numbers of shares (up to 100 shares per shareholder) to be given preferential treatment. This option serves to avoid small, generally uneconomic, residual amounts following the exercise of an option, and any corresponding real disadvantage for minor shareholders. It also serves to simplify the actual execution of the acquisition procedure. Provision should also be made for a rounding rule to be applied according to commercial principles in order to avoid option rights relating to fractional shares.

Where call options are used in order to acquire treasury shares and the conclusion of such call options was publicly offered to the shareholders, the principle of equal treatment must be observed when exercising the options. The resolution proposal contains explicit wording to this effect.

3.	Details on the terms and conditions of the equity derivatives

In detail, the proposal provides for the following mandatory terms and conditions to apply to the options:
a)	The term of the put options used in connection with the purchase of treasury shares should not exceed one year. The longer the term, the higher the probability that the price of the SAP share will unforeseeably deviate from the share price as at the time of the conclusion of the option contract. It is proposed to limit the maximum term so as to prevent excessive deviations. No such limit will be required with regard to the call options, as SAP, as the holder, will be free to determine the exercise date of the call options; it will exercise those call options only if the price of the SAP share at the time of the exercise exceeds the exercise price and such exercise is thus in the interest of SAP.

The final exercise date in relation to the put options must be a date which will guarantee that delivery of the shares can be effected prior to December 1, 2009, as the repurchase authorization proposed under Item 7 section a) on the agenda of the general meeting of shareholders of June 3, 2008 will expire on November 30, 2009 and, therefore, the acquisition of treasury shares pursuant to Section 71 (1) no. 8 AktG by virtue of such authorization will not be permissible after said date. For the same reason, it is proposed to generally allow the exercise of the call options aimed at the acquisition of treasury shares only on or before a date which will guarantee that delivery of the shares can be effected prior to December 1, 2009. Where a call option is concerned, however, SAP, as the holder, may elect to exercise the option only if and to the extent that a valid repurchase authorization has been granted by the general meeting of shareholders. Therefore, it will not be necessary to provide for a final exercise and delivery date prior to December 1, 2009. Instead, it will be sufficient to provide that the call options must not be exercised and that the shares must not be delivered after November 30, 2009, unless a subsequent general meeting of shareholders resolves upon a new relevant repurchase authorization.

b)	It is proposed that the permitted purchase price per share upon the exercise of the option (hereinafter, the “Exercise Price”), in the event that the acquisition of the shares is made by way of a put or call option contract (or a combination thereof) with a financial institution with the proviso that the relevant financial institution, upon the exercise of the options, delivers shares only to the extent it previously acquired shares on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange, should not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange during the three trading days preceding the conclusion of the relevant option contract and calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) by more than 10% or fall below said price by more than 20%. With regard to the permitted purchase price of the shares, SAP will thus initially be placed in a position as if it were to acquire the shares directly on the stock exchange at the time of the conclusion of such option contract, since the acquisition authorizations proposed to the general meeting of shareholders of June 3, 2008 under Item 7 section a) subsection bb) (1) on the agenda provide for the same lowest and highest counter-values for the acquisition of treasury shares on the stock exchange. However, an additional restriction is provided for in the proposed authorization concerning the use of equity derivatives in that the relevant thresholds must be observed both with and without taking into account the option premium.
If put options are sold on the stock exchange, it is proposed that the Exercise Price per share should not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange during the three trading days preceding the sale of the relevant option on the stock exchange, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) by more than 10% or fall below said price by more than 20%. In this case, SAP will also, with regard to the permitted purchase price of the shares, initially be placed in a position as if it were to acquire the shares directly on the stock exchange at the time of the conclusion of such option contract, albeit subject to the restriction referred to above, i.e. that the relevant thresholds must be observed both with and without taking into account the option premium.

If the conclusion of put or call option contracts (or a combination thereof) is publicly offered to all shareholders or if put option contracts are concluded with an Issuing Company subject to the obligation to offer the options to the shareholders for subscription, it is proposed that the Exercise Price per share should not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange in the period from the ninth to the fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, respectively, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, respectively, by more than 20% or fall below said price by more than 20%. This is to ensure that SAP, with regard to the permitted purchase price of the shares, is initially placed in a position as if it were to acquire the shares under a direct purchase offer to all shareholders released at the time of the conclusion of said option contract (cf. subsection bb) (2) of the authorization to acquire shares as proposed in Item 7 section a) on the agenda), albeit subject to the restriction referred to above, i.e. that the relevant thresholds must be observed both with and without taking into account the option premium.

4.	Shareholders’ right to offer

In the event of a repurchase of shares by means of put and call options (or a combination thereof), the shareholders shall have a right to offer their shares only insofar as SAP is obligated to purchase the relevant shares under the options. Otherwise, the use of put or call options (or a combination thereof) in connection with the repurchase of treasury shares would not be possible, and the Company would not be able to generate the benefits associated therewith.

Having carefully weighed the interests of the shareholders and the Company and having consulted with the Supervisory Board with regard to the benefits resulting from the use of put and call options for the Company as set out above, the Executive Board considers the non-granting or restriction of the shareholders’ right to offer their shares to be justified and reasonable from the point of view of the shareholders.
***

Attendance at the general meeting of shareholders
Shareholders are entitled to attend the general meeting of shareholders and to exercise their voting rights only if they register their attendance and furnish evidence of their shareholding to the Company prior to the general meeting of shareholders. The attendance registration must be in German or English and must be received by the Company in text form. The evidence of shareholding must be submitted in the form of evidence prepared by a depositary institution in German or English. The evidence by the depositary institution must relate to the beginning of May 13, 2008 (0:00 hrs. Central European Summer Time — CEST). The attendance registration as well as the evidence of shareholding must be received by the Company by no later than May 27, 2008 at the address below:
SAP AG
c/o Commerzbank AG
ZTB M 3.2.4 General Meetings/Proxy Voting
60261 Frankfurt/Main
or by fax to: +49(0)69 136 26351
or by e-mail to: ztbs-hv-eintrittskarten@commerzbank.com
Following receipt of the attendance registration and evidence of their shareholdings by the Company at the above mailing address, fax number or e-mail address, the shareholders will be issued with admission tickets serving as identification for the exercise of their voting rights.
Voting by proxy
Shareholders may appoint a proxy, for example a bank or shareholders’ association, or a private individual of their choice, to exercise their voting rights at the general meeting of shareholders.
We offer our shareholders the option to vote by proxy at the general meeting of shareholders by Company employees (Company proxies) bound by their instructions. Relevant authorizations and instructions to the Company proxies may be given in writing or online at www.sap.com/agm in accordance with the procedures determined by the Company. Authorizations and instructions to the Company proxies may still be given or modified online during the general meeting of shareholders until the commencement of the voting procedure.
Shareholders will receive further information regarding the exercise of voting rights by proxy and a form for issuing such authorizations or instructions together with the admission ticket to the general meeting of the shareholders, from their custodian bank.

Live transmission of the general meeting of shareholders on the Internet
All shareholders of SAP AG and the interested general public may follow the entire general meeting of shareholders on June 3, 2008 from 10:00 a.m. live on the Internet. Unrestricted online access to the live transmission will be possible via www.sap.com/ agm. The opening by the chairman as well as the speech by the Executive Board spokesman (Vorstandssprecher) will also be recorded and available after the general meeting of shareholders.
Shareholder motions and appointment proposals
Counter-motions regarding the proposals of the Executive Board and the Supervisory Board on any specific Item on the agenda as well as nominations for the office of auditor and members of the Supervisory Board should be addressed to:
SAP AG
Investor Relations
Dietmar-Hopp-Allee 16
D-69190 Walldorf
Germany
or by fax to: +49(0)6227/7-40805
or by e-mail to: investor@sap.com
We will publish any shareholder motions and appointment proposals which must be made available pursuant to Sections 126 and 127 AktG, including the name of the shareholder concerned, the relevant reasons and, if appropriate, a statement by the Executive Board/Supervisory Board on the Internet at
www.sap.com/agm
All motions and appointment proposals submitted by May 20, 2008, 24:00 hrs., will be considered.
Publication of the invitation
The invitation is published in the electronic German Federal Gazette dated April 24, 2008.

Total number of shares and voting rights
On the date on which the general meeting of shareholders is called, the Company has a capital stock of € 1,246,585,384.00 in total, which is divided into 1,246,585,384 no-par value shares each representing one vote (information in accordance with Section 30b (1) no. 1 of the German Securities Trading Act (Wertpapierhandelsgesetz; WpHG)).
Walldorf, April 2008
SAP AG
The Executive Board

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